UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-189129-16

ANCESTRY.COM LLC

(Exact name of registrant as specified in its charter)

1300 W. Traverse Pkwy

Lehi, UT 84043

(801) 705-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 11.00% Senior Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

* Explanatory Note: On July 26, 2013, the Registration Statement on Form S-4 (Commission File No. 333-189129) relating to the 11.00% Senior Notes due 2020 (the “Notes”) of Ancestry.com Inc. (the “Issuer”), a subsidiary of Ancestry.com LLC (“Parent”), and related guarantees of the Notes by Parent and the other guarantors (together with the Notes, the “Securities”) was declared effective by the Securities and Exchange Commission (the “Commission”). The Securities were governed by that certain Indenture, dated as of December 28, 2012, among the Issuer, Parent, the other guarantors party thereto, and Wells Fargo Bank, National Association, as trustee (as supplemented, the “Indenture”). Parent has continued as a voluntary filer pursuant a contractual obligation under the Indenture subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On October 19, 2016, the Issuer redeemed the outstanding Securities (the “Redemption”), effectively terminating the Indenture and Parent’s contractual reporting obligations. As a result of the Redemption, Parent will no longer file reports with the Commission pursuant to the Indenture. Parent is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Ancestry.com LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2016	ANCESTRY.COM LLC

	By:	/s/ Carla Newell
Carla Newell
Chief Legal Officer